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April 27, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Funds (the “Registrant”)

       File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In an April 11, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 184 (“PEA 184”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on February 25, 2011. PEA 184 was filed to register Class A, Class C and Class D shares of the PIMCO Convertible Fund, an existing series of the Registrant. Although PEA 184 was filed for this limited purpose, the Staff’s comments address various aspects of the prospectuses filed as part of PEA 184 relating to each fund included therein (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Global Comments to Prospectuses

Comment 1: Fund Summary—Delete the share class ticker symbols from each Fund Summary, as this is additional information that is neither permitted nor required by Items 2 through 4 of Form N-1A. The ticker symbols need only appear on the front cover page of the Prospectus in response to Item 1.

Response: Comment accepted.

Comment 2: Fee Table—The Management Fees line item of the Fee Table for various Funds shows different amounts from class to class of the same Fund. The advisory fee for each Fund must be the same across classes. Please explain.

US  Austin  Boston  Charlotte  Hartford  Los  Angeles  New   York  Orange  County  Philadelphia  Princeton  San  Francisco

Silicon  Valley  Washington  DC  EUROPE  Brussels  Dublin   London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong  Kong

Brion R. Thompson
April 27, 2011

Response: Consistent with Instruction 3(a) to Item 3 of Form N-1A, each “Management Fees” line item within a Fee Table consists of “investment advisory fees” and “administrative fees payable to the investment adviser or its affiliates that are not included as ‘Other Expenses’” (as such terms are used in Instruction 3(a)). Each Fund’s advisory fee and supervisory and administrative fee is described in the Management of the Funds section of the prospectus, in addition to disclosure indicating that “Management Fees” consists of these two fees. Although the advisory fee is set at the Fund level and is the same for all classes of each Fund, the supervisory and administrative fee varies from class to class of each Fund based on the level of administrative services provided or procured on behalf of shareholders of that class, as described in more detail in the Classes of Shares section of the prospectus, the Statement of Additional Information and the Trust’s Supervision and Administration Agreement with PIMCO.

Comment 3: Performance Information—Various Funds include a second paragraph in this section describing the Fund’s broad-based securities market index. Delete this disclosure from the Fund Summary as it is neither permitted nor required by Items 2 through 4 of Form N-1A.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As you know, Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes each Fund’s primary benchmark fits within this broad definition, but that a concise narrative description of the index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare each Fund’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors so that investors have the proper context in which to compare the Fund’s performance to that of an unmanaged securities market index. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors.

Comment 4: Fee Table—Delete all footnotes relating to interest expense as these are neither permitted nor required by Items 2 through 4 of Form N-1A.

Response: To the extent a Fund enters into certain investments, such as reverse repurchase agreements, or enters into certain borrowings, such as a line of credit, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting

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April 27, 2011

purposes,1 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments or borrowings as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in each Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the Fee Table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Funds do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is a Fund’s interest expense. As interest expense may vary, causing a Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).2 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory

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[1]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

[2]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (the “Summary Prospectus Adopting Release”).

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April 27, 2011

prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).1 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current Fee Table footnotes describing a Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s Fee Table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for a Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on a Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Funds, investors in the Funds have reasonably come to expect that the total expense ratio of a Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Funds’ unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its Fee Tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s Fee Table). The Registrant believes the failure to do so may be a

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[3]	Id. at 16-17.

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April 27, 2011

material omission as investors may not otherwise understand why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 5: Fund Names—For any Fund with “bond” in its name wherein the Fund’s 80% test (per Rule 35d-1) indicates the Fund will invest 80% of its assets in “Fixed Income Instruments,” revise each Fund’s 80% test to indicate the Fund will invest 80% of its assets in “bonds” as opposed to “Fixed Income Instruments.”

Response: The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing various Funds’ investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Funds consider to be a “bond” for purposes of their investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 6: Portfolio Turnover—Various Funds (including the PIMCO Extended Duration, PIMCO Foreign Bond (Unhedged), PIMCO Foreign Bond (U.S. Dollar-Hedged), PIMCO Global Bond (U.S. Dollar-Hedged), PIMCO GNMA and PIMCO Income Funds) had high portfolio turnover during their previous fiscal year, ranging from 188% to 1,747%. Given this high rate of portfolio turnover, discuss portfolio turnover as part of these Funds’ Principal Investment Strategies and Principal Risks.

Response: The Registrant believes the Funds’ current Principal Investment Strategies and Principal Risks are consistent with the requirements of Item 4 of Form N-1A and are therefore sufficient as is. To the extent Form N-1A calls for additional prospectus disclosure regarding portfolio turnover (for example, see Instruction 7 to Item 9(b)(1)), the Funds have included

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additional discussion of portfolio turnover, and the costs thereof, in the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section, which is the section of the prospectus responsive to the requirements of Item 9 of Form N-1A.

Comment 7: Fund Names—For any Fund with “global” in its name, revise the Principal Investment Strategies section of the Fund Summary to indicate that the Fund will invest a “significant amount” of its assets outside of the United States. For example, the PIMCO Global Bond Fund (Unhedged) states that the Fund “normally invests at least 25% of its net assets in instruments that are economically tied to foreign (non-U.S.) countries.” A 25% investment policy is insufficient to meet the Staff’s view that a “global” Fund should invest a “significant amount” of its assets outside the United States, although the Staff believes 40% would satisfy a “significant amount” standard. Please also direct the Staff to where the PIMCO Global Bond Fund (Unhedged) discloses that it will invest in securities that are tied to at least three different countries, as this disclosure does not appear in the quoted sentence referenced in this comment.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.4 Nonetheless, “[the Commission] would expect … that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).5 Accordingly, the Registrant believes the “global” Funds’ current disclosure regarding the number of countries in which each “global” Fund invests is sufficient.6 With respect to the PIMCO Global Bond Fund (Unhedged), the Fund’s Principal Investment Strategies section states “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States)…” (emphasis added).

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[4]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“Rule 35d-1 Adopting Release”).

[5]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[6]

For example, each “global” Fund’s Principal Investment Strategies section states that the Fund will invest in securities or instruments that are economically tied to at least three countries (one of which may be the United States).

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April 27, 2011

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.7 Furthermore, the application of a particular quantified percentage test to a Fund (i.e., greater than 25% of assets) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

Comment 8: Performance Information—For those Funds that do not have a full calendar year of performance and therefore do not include a bar chart or annual returns table, delete all discussion of the Funds’ benchmark indexes from the Performance Information section.

Response: Please see response to comment 3 above. In addition, in the context of Funds that do not yet have a full calendar year of performance and therefore do not include a bar chart or annual returns table, the Registrant’s prior response to comment 3 is particularly applicable to certain Funds, such as the PIMCO Global Advantage Strategy Bond and PIMCO Long-Term Credit Funds, that have an investment objective to seek “total return which exceeds that of its benchmark[s].” Without providing a brief description of such Fund’s benchmark index in the Fund Summary, the Registrant believes the meaning of the Fund’s investment objective may be unclear to investors.

Fund Specific Prospectus Comments

Comment 9: PIMCO California Intermediate Municipal Bond Fund—Since this Fund uses “intermediate” in the Fund’s name, the Staff would expect the Fund to disclose an average portfolio maturity of 3 to 10 years. The Staff notes that the Fund discloses an average portfolio duration of three to seven years, but there appears to be no disclosure of average portfolio maturity.

Response: Duration is a measure of a bond’s price sensitivity to interest rate risk that considers the coupon rate, the coupon payment frequency, the stated maturity date and potential prepayments before the stated maturity date. Duration is calculated formulaically by computing the present value of a bond’s future cash flows, discounted at an appropriate market rate of interest that is adjusted for embedded credit risks and the estimated life of the bond. The duration

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[7]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

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April 27, 2011

of a bond will be lower than its maturity (except for a non-callable zero coupon bond, for which the stated maturity date will be equal to the bond’s duration). Duration is typically stated in years, and has been interpreted to be the weighted average time in years for the receipt on a present value basis of the cash flows of a bond.

Call or sinking fund features can reduce a bond’s duration in years to an amount that may be substantially below that of the stated maturity. For example, most municipal bonds have call features that permit the issuer to call a bond after a designated non-call period, typically 10 years. In an extreme case, where the prevailing yields are below that of a bond’s coupon rate and the non-call period has either expired or has a relatively short time period remaining, the duration of the callable bond will be substantially below that of its remaining time to the stated maturity date. Under these circumstances, the duration of the callable bond will be quite short – one year or less – although the stated maturity date may range up to 20 years.

Given the fact that the duration of a particular bond may be substantially less than the length of time until its maturity, the Registrant believes that it is consistent with Rule 35d-1 that the normal average portfolio duration of the Fund have a maximum of seven years.

Moreover, whether Rule 35d-1 is applicable to the Fund’s name is questionable. The adopting release for Rule 35d-1 states in part:

In particular, the Division [of Investment Management] has required an investment that included the words “short-term,” “intermediate-term,” or “long-term” in its name to have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years . . .. . The Division has concluded that it will continue to apply these maturity criteria to investment companies that call themselves “short-term,” “intermediate-term,” or “long-term” because they provide reasonable constraints on the use of these terms.8

The Registrant believes that, because the Fund uses the term “Intermediate” and not “Intermediate-Term,” its name falls outside the scope of the position of the Division of Investment Management articulated in the adopting release.

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[8]

Rule 35d-1 Adopting Release; see also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) (describing the Division of Investment Management’s position with respect to funds which have “intermediate-term bond” in their name that such funds should have a dollar-weighted average maturity of more than 3 years but less than 10 years).

Brion R. Thompson
April 27, 2011

Comment 10: PIMCO Diversified Income Fund—The Fund’s investment objective is to seek “maximum total return, consistent with preservation of capital and prudent investment management.” The Fund’s Principal Investment Strategies describes the “total return” sought by the Fund as consisting of “income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.” The Staff believes this sentence implies that “total return” consists of “income” and “capital appreciation” in equal amounts. Consider clarifying this sentence since the Staff would expect “income” to be the predominant strategy of the Fund given the Fund’s use of “income” in its name.

Response: The Registrant believes this disclosure is consistent with the Fund’s name since “income earned on the Fund’s investments…” is a primary component of “total return” within the meaning of the Fund’s investment objective and “income earned on the Fund’s investments” is consistent with the Fund’s use of “Income” in its name.

Comment 11: PIMCO Government Money Market Fund—Delete footnote 3 to the Fee Table describing a temporary, voluntary fee waiver arrangement as this footnote is neither permitted nor required by Items 2 through 4 of Form N-1A.

Response: The agreement that permits the temporary and voluntary fee waiver and expense reimbursement described by the footnote has an indefinite term. As indicated by the language of the footnote itself, the Registrant notes that neither the fee table captions presented, nor the numbers within the fee table, has been modified in any way to reflect any actual fees waived, past or present. In other words, the Fund is not relying on Instruction 3(e) to Item 3 of Form N-1A, which permits modification of the fee table captions and additional explanatory disclosure of contractual fee waivers in place for at least one year. Rather, the Registrant includes a footnote to the fee table to communicate clear, concise disclosure to Fund investors regarding important information in a location most likely to be read by investors.

The Registrant notes that General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” In furtherance of the Item 3 of Form N-1A requirements regarding the fee table, the Registrant believes it is “effective communication” within the meaning of the General Instruction to add a single footnote to the fee table to clearly and concisely communicate the potential steps PIMCO and its affiliates may take to maintain positive net yield for a money market fund. In the current low-yield environment, the Registrant believes this is important information to communicate to investors in a section of the Fund Summary most likely to be read, with a reference to additional information in the statutory prospectus. Moreover, the inclusion of the footnote, in addition to providing clear, concise information to investors, does not lengthen the

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Fund Summary in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the footnote provides helpful, clarifying information for investors.

Comment 12: PIMCO High Yield Municipal Bond Fund—Delete the footnote to the Fee Table, which describes a contractual fee waiver in effect through July 31, 2011, or explain how the disclosure relating to this contractual fee waiver is consistent with Instruction 3(e) to Item 3 of Form N-1A. In addition, since this Fund’s broad-based securities market index is a blended index, explain who is responsible for calculating the blended index’s performance and confirm that no affiliate of the Fund, investment adviser or principal underwriter is involved in the calculation.

Response: The requirements of Instruction 3(e) to Item 3 relate to “expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement” (emphasis added). The effective date of the PIMCO High Yield Municipal Bond Fund’s current registration statement is July 31, 2010. Since the fee waiver arrangement is in effect through July 31, 2011, which is one year following the current registration statement effective date, the fee table captions and footnote are consistent with the requirements of Instruction 3(e) to Item 3.

With regard to the Fund’s primary benchmark, the blended index is administered by Barclays Capital Indices, which publishes the blended index’s performance on the Barclays Capital Indices website. Barclays Capital Indices is not affiliated with the Fund, PIMCO or the Fund’s distributor.

Comment 13: PIMCO Income Fund—Delete the footnote to the Fee Table, which describes a contractual fee waiver in effect through July 31, 2011, or explain how the disclosure relating to this contractual fee waiver is consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requirements of Instruction 3(e) to Item 3 relate to “expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement” (emphasis added). The effective date of the PIMCO Income Fund’s current registration statement is July 31, 2010. Since the fee waiver arrangement is in effect through July 31, 2011, which is one year following the current registration statement effective date, the fee table captions and footnote are consistent with the requirements of Instruction 3(e) to Item 3.

Comment 14: PIMCO Money Market Fund—Delete both footnotes to the Fee Table, one regarding the Fund’s participation in the Temporary Guarantee Program, the other describing a

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April 27, 2011

temporary, voluntary fee waiver arrangement, as these footnotes are neither permitted nor required by Items 2 through 4 of Form N-1A.

Response: With respect to footnote 2, which describes a temporary, voluntary fee waiver agreement, please see the response to comment 11 above.

With respect to footnote 1, which relates to the Fund’s past participation in the U.S. Treasury Temporary Guarantee Program, the Registrant believes this footnote is consistent with Instruction 3(d) to Item 3 of Form N-1A. Instruction 3(d)(ii) permits a Fund, if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the Fee Table, to restate the expense information using the current fees as if they had been in effect during the previous fiscal year and permits a Fund to “in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.”

Comment 15: PIMCO MuniGO Fund—The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax (“Municipal Bonds”). Since the Staff believes “GO,” as used in the Fund’s name, would be understood to mean “general obligation” Municipal Bonds, revise the Fund’s 80% test such that the Fund invests 80% of its assets in general obligation Municipal Bonds.

Response: The Registrant believes that “Muni” may be widely understood to mean “Municipal Bonds.” Accordingly, the PIMCO MuniGO Fund has adopted a fundamental policy, consistent with Rule 35d-1(a)(4), to invest at least 80% of its assets in Municipal Bonds. However, the Registrant does not believe that “GO,” as used in the Fund’s name, suggests the Fund focuses its investments in a particular type of investment within the meaning of Rule 35d-1(a)(2).

As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The Registrant believes “GO” has no generally understood meaning to investors and therefore the Fund’s name is not a “name suggesting that the Fund focuses its investments in a particular type of investment or investments” within the meaning of Rule 35d-1(a)(2).

Notwithstanding the Registrant’s belief that Rule 35d-1 does not apply to the Fund’s use of “GO” in its name, the Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management

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will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.9 Under this standard, “MuniGO” is not misleading. The PIMCO MuniGO Fund has a fundamental policy to invest 80% of its assets in Municipal Bonds and the Registrant believes Municipal Bonds are the only investment suggested by the Fund’s name.

Statement of Additional Information

Comment 16: Investment Restrictions. There is a sentence on page 55 within the “Investment Restrictions” section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010. The Staff has also given this comment to several of the Registrant’s other post-effective amendments and to affiliated registrants’ post-effective amendments. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174.10 For the Registrant’s most recent position and analysis in response to the Staff’s comment, please see the Letter from J. Stephen King, Jr., PIMCO, to Brion R. Thompson, Division of Investment Management, SEC (March 10, 2011).

Summary Prospectuses

Comment 17: If a Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Form N-1A Item 13 Financial Highlights Information, but not other information from the Fund’s shareholder reports.

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[9]

See Rule 35d-1 Adopting Release at Sec. II.C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

[10]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion R. Thompson
April 27, 2011

Response: For those Funds that issued an annual report to shareholders dated March 31, 2010, the Registrant currently uses the following legend for the Fund’s summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at [            ]. You can also get this information at no cost by calling [            ] or by sending an email request to [            ]. The Fund’s prospectus and Statement of Additional Information, both dated July 31, 2010, as supplemented, along with the financial statements included in the Fund’s most recent annual report to shareholders dated March 31, 2010, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund is expressly permitted by Rule 498(b)(3)(ii) to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C). To the extent a Fund has complied with the applicable provisions of Rule 498(b)(3)(ii), the Fund intends to incorporate by reference into its summary prospectus the financial statements within the Fund’s most recent annual report to shareholders.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 184 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Brion R. Thompson
April 27, 2011

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 27, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:            PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 184 to the Registrant’s registration statement under the Securities Act of 1933, as filed on February 25, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng